Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Air Products and Chemicals, Inc.:

We consent to the use of our report dated 16 November 2017, with respect to the consolidated balance sheets of Air Products and Chemicals, Inc. and Subsidiaries as of 30 September 2017 and 2016, and the related consolidated income statements, consolidated comprehensive income statements, consolidated statements of cash flows, and equity for each of the years in the three-year period ended 30 September 2017, the effectiveness of internal control over financial reporting as of 30 September 2017, and the related financial statement schedule which report appears in the 30 September 2017 Annual Report on Form 10-K of Air Products and Chemicals, Inc., incorporated herein and to the reference to our firm under the heading “Experts” in the registration statement.

/s/ KPMG LLP

Philadelphia, Pennsylvania

22 November 2017